

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2015

Via E-mail
Mr. Mitchell J. Krebs
President and Chief Executive Officer
Coeur Mining, Inc.
104 S. Michigan Ave., Suite 900
Chicago, Illinois 60603

> **Re:** **Coeur Mining, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 9, 2015**
> **File No. 333-201382**

Dear Mr. Krebs:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Opinion of Coeur's Financial Advisor, page 48

1. We note that the discounted cash flow analysis included the consensus pricing of gold and silver in one scenario and Coeur pricing in the other scenario. Please revise to include the consensus pricing and the Coeur pricing. In addition, please disclose the Estimated Capital Savings used in the Selected Companies Analysis and Selected Transactions Analysis.

The Modified San Miguel Projections, page 78

2. Please provide clear disclosure in this section as to the modifications and assumptions for the four modifications to the San Miguel Projections. In addition, please advise us as to the considerations made in determining the time period included in these calculations.

The Voting and Support Agreement, page 83

3. We note your response to comment 17 and we reissue the comment. Please include the amount and percent of shares of Paramount that shareholders have agreed to vote in favor of the merger agreement in your next amendment.

Exhibits

4. We note your response to comment 19 and we reissue the comment. Please file the executed legal and tax opinions prior to requesting effectiveness and allow us sufficient time to review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Steven R. Shoemate, Esq.
        Gibson, Dunn & Crutcher LLP